American Lorain Corporation
Beihuan Road
Junan County
Shandong, China 276600

February 6, 2012

Securities and Exchange Commission
Division of Corporation Finance
100 F Street Washington, D.C. 20549
Attention: Mr. Brad Skinner, Senior Assistant Chief Accountant

Re: American Lorain Corporation
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 31, 2011
File No. 1-34449

Dear Mr. Skinner:

On behalf of American Lorain Corporation (“we” or the “Company”), we respond as follows to the Staff’s comment letter dated December 21, 2011 relating to the above-captioned annual report on Form 10-K. Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

1.

We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements, we ask that you provide us with information that will help us answer the following questions:

How do you evaluate and assess internal control over financial reporting?

Response: We respectfully note the Staff’s question. In 2008, the Company engaged an outside consulting firm who helped the Company establish an internal system of policies, controls and procedures addressing the Company’s key business functions as well as financial reporting processes. The on-going procedures that the Company maintains for considering controls to address financial reporting risks are as follows:

  Establishing financial reporting objectives consistent with relevant US GAAP requirements;

  Identifying significant financial statement accounts and disclosures by considering items separately disclosed in the Company’s financial statements, based on quantitative and qualitative factors as well as materiality;

  Identifying relevant assertions for each significant account and disclosure, such as existence or occurrence, completeness and valuation, among others;

  Determining the company’s significant business processes/cycles and sub-processes/sub-cycles underlying the significant accounts identified. The Company identified the following main business processes related to internal control over financial reporting:

  Revenue;

  Cost;

  Inventory;

  Tax;

  Fixed assets;

  Compensation;

  Fund management;

  Financial reporting and disclosure;

  Identifying risks to the achievement of financial reporting objectives by considering both quantitative and qualitative risk factors related to each significant financial statement account and disclosure item;

  utilizing risk and control matrices addressing five components of internal control, selecting control activities considering the cost and potential effectiveness in mitigating risks to the achievement of financial reporting objectives;

The Company has distributed the system to senior management as well as business units for implementation. Due to constraints in human resources and cost, we conduct monitoring activities on a periodic basis. The Company intends to reengage outside consulting firms to assist the Company, should circumstance require, to further improve the Company’s system of internal control over financial reporting, and in addition, if needed, to provide further training to its internal staff.

In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

Response: We respectfully note the Staff’s question. The Company owns six operating facilities with three facilities in Shandong Province, including the Company’s headquarters; one facility in Beijing; one facility in Luotian, Hubei Province; and one facility in Dongguan, Guangdong Province. Over 60% of both revenue and assets are attributable to the three operating facilities located in Shandong Province. The Company has distributed the system of policies, controls and procedures to all operating subsidiaries for implementation. Due to limited human resources, the evaluation of controls to address financial reporting risks is mainly conducted at the headquarter level.

If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

Response: We respectfully note the Staff’s question. The Company does not currently have an internal audit function. However, it is Company’s plan to establish and maintain such a function in the near future. Should circumstance require, we will engage outside consulting firm to assist the Company in this regard.

How do you maintain your books and records and prepare your financial statements?

Response: We respectfully note the Staff’s question. We maintain our books and records in accordance to PRC GAAP, and then convert the financial statements to US GAAP at each reporting period. The conversion process includes an examination by the Company’s Chief Accountant, the CFO assistant, the CFO, and the Company’s external auditor to determine if the financial statements are presented in accordance to US GAAP.

If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

Response: Not applicable.

If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP and SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in you conversions and disclosures.

Response: We respectfully note the Staff’s question. As disclosed above, our books and records are maintained in accordance to PRC GAAP to comply with local regulations.

We maintain, and update as necessary, a checklist that contains the differences between U.S. GAAP and PRC GAAP mainly by summarizing the recurring adjustments that we have experienced in preparing our public filings. We also maintain, and update as necessary, a disclosure checklist to ensure that we have made all necessary disclosures. During each reporting period, the Chief Accountant, the CFO assistant, the CFO reviews the checklists. Our external auditor also provides education and guidance to our accounting staff during their work.

When converting our books and records for SEC reporting purposes, the CFO assistant makes all necessary adjustments to our books and records based upon the checklist and ensures that the adjustments are complete and appropriate. Our CFO then reviews all entries to ensure that the adjustments were made properly and that the adjustments flow through the reporting entries.

What is the background of the people involved in your financial reporting?

We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

  What role he or she takes in preparing your financial statements and evaluating the effectiveness of you internal control;
  What relevant education and ongoing training he or she has had relating to U.S. GAAP;
  The nature of his or her contractual or other relationship to you;

  Whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
  About his or her professional experience, including experience in preparing and/ or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

Response: We respectfully note the Staff’s question. For the Staff’s information, the following members of our management team are responsible for implementing and supervising the preparation of our financial statements, and, along with the participation of our Chief Executive Officer, will be responsible for evaluating the effectiveness of our internal control over financial reporting:

  Chief Accountant:
  This individual holds a bachelors degree in accounting from Shandong University of Finance, and has over 17 years of accounting experience and has been employed with the Company since 1996. This individual also holds an Intermediate Certificate of Accounting issued by the Ministry of Personnel of the PRC. In October 2010, this individual was also placed as interim Chief Financial Officer before our current Chief Financial Officer was appointed in December 2010. The Chief Accountant has the most thorough understanding of the Company’s daily operations and her current responsibilities include supervising the day-to-day operations of the accounting department, preparing financial statements and assisting the Chief Financial Officer in preparing SEC filings. The Chief Accountant is responsible for preparing the financial statements and for managing and overseeing the activities and control responsibilities of eight accountants, who are responsible for summarizing and assembling financial data for decision making and reporting purposes. The Chief Accountant is employed by the Company on a full time basis.

  Chief Financial Officer Assistant:
  This individual holds a bachelors degree in accounting from Xiamen University, one of the top universities in the accounting field in China. Before joining the Company in 2010, she spent 7 years working for Xiamen SunChina Trading Co. Ltd., one of the largest fodder manufacturer and distributor in southern China with significant import / export exposures. The CFO Assistant’s current responsibilities include reviewing the financial statements prepared by the Chief Accountant, ensuring that the financial statements are complete and accurate, and evaluating the effectiveness of our internal controls by reviewing our company’s financial and auditing policies. This individual communicates directly with senior management and our accounting and finance employees regarding the implementation of our internal controls. The Chief Financial Officer Assistant is employed by the Company on a full time basis.

  Chief Financial Officer:
  This individual holds a bachelors degree in mathematics from Beijing Institute of Technology, China, and a masters degree in finance from State University of New York at Buffalo. The CFO is a level III CFA candidate and is also working towards the Chartered Accountant designation issued by ICAEW. The Chief Financial Officer’s current responsibilities include reviewing financial statements, evaluating the effectiveness of internal control and communicating with the board and potentially investors. The Chief Financial Officer is primarily responsible for the effectiveness of our disclosure controls and internal control over financial reporting. The Chief Financial Officer reviews the details of all financial statements and filings, and maintains an ongoing dialogue with senior management, including the Chief Executive Officer, the Audit Committee and the Board of Directors. The Chief Financial Officer takes an active role in establishing and maintaining an appropriate control consciousness throughout the organization.

The Chief Financial Officer also plans to implement, in the near future, an educational and training program for senior finance employees to ensure that their knowledge of U.S. GAAP and SEC rules and regulations remains current.

We share appropriate accounting, control and U.S. GAAP information on a timely basis with our independent registered certified public accounting firm and maintain an ongoing dialogue with them to facilitate appropriate and effective public reporting.

If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

  The name and address of the accounting firm or organization;
  The qualifications of their employees who perform the services for your company;
  How and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
  How many hours they spent last year performing these services for you; and
  The total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Response: We respectfully note the Staff’s comment. The Staff is hereby advised that no outside accounting firm is retained to assist the Company in the preparation of its financial statements.

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

  Why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
  How many hours they spent last year performing these services for you; and
  The total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Response: We respectfully note the Staff’s comment. The Staff is hereby advised that no outside individual is retained to assist the Company in the preparation of its financial statements.

Do you have an audit committee financial expert?

We note you have identified your audit committee financial expert in your filing as Mr. Dekai Yin. Please describe his qualifications, including the extent of his knowledge of U.S. GAAP and internal control over financial reporting.

Response: We respectfully note the Staff’s comment. Mr. Yin has over 20 years of finance and accounting experience. Most recently, from 1995 to 2004, he served as the Vice President and President of the Linyi Branch of Agricultural Bank of China. From 2004 to 2009, he served as the President of the Zibo Branch of Agricultural Bank of China. His job duties included evaluating company’s financial statements and financial conditions; monitoring and implementing controls for client companies based on key measures set by central bank; overseeing internal audit functions, etc. Mr. Yin is familiar with PRC GAAP.

Given his professional qualifications and extensive experiences in banking and accounting, we believe that Mr. Yin is qualified as an “audit committee financial expert.”

However, we do recognize that subtle differences exist between US GAAP and PRC GAAP, and that Mr. Yin has limited experience with US GAAP, although he is proficient with PRC GAAP.

The Company hereby acknowledges:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Sincerely,

/s/ David She
Chief Financial Officer
American Lorain Corporation